FORM 6-K



                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of           June                                    2003
                           ----------------------------        --------------
Commission File Number     000-29898
                           ----------------------------        --------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                    Form 40-F   X
                       ----------                      ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                           No  X
                -------------                 ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX
  Document                                                           Page No.
  -------                                                            -------

     1.     Research In Motion Limited - Audited annual financial        4
            statements for the year ended March 31, 2003

     2      Research In Motion Limited - Management's Discussion        49
            and Analysis of Financial Condition and Results of Operations

     3      Research In Motion Limited - Confirmation of review         77
            by the audit committee of documentation pertaining to change of auditor, dated May 23, 2003

     4      Research In Motion Limited - Notice of change of            79
            auditor, dated May 23, 2003

     5      Letter from Ernst & Young LLP, an incumbent and the         81
            successor auditor, dated May 23, 2003

     6      Letter from Zeifman & Company LLP, one of the former        83
            auditors, dated May 23, 2003

                                                                    Document 1


                                              Research In Motion Limited
                                        Incorporated Under the Laws of Ontario
                              (United States dollars, in thousands except per share data)

Consolidated Balance Sheets                                                             As at
                                                                             March 1                 March 2
                                                                              2003                     2002
                                                                       -------------------------------------------------
Assets
Current

Cash and cash equivalents (note 2)                                               $ 340,681               $ 340,476
Marketable securities (note 2)                                                           -                 304,083
Trade receivables                                                                   40,803                  42,642
Other receivables                                                                    4,538                   5,976
Inventory (note 3)                                                                  31,275                  37,477
Prepaid expenses and other                                                           7,640                   6,664
                                                                       --------------------     -------------------
                                                                                   424,937                 737,318

Long term portfolio investments (note 4)                                           190,030                       -
Capital assets (note 5)                                                            162,575                 151,843
Intangible assets (note 6)                                                          51,479                  16,003
Goodwill (note 7)                                                                   30,588                  14,395
Future income tax assets (note 8)                                                        -                  28,598
                                                                       --------------------     -------------------
                                                                                 $ 859,609               $ 948,157
                                                                       ====================     ===================

Liabilities
Current

Accounts payable and accrued liabilities                                          $ 73,009                $ 46,934
Accrued litigation and related expenses (note 14)                                   50,702                       -
Income taxes payable                                                                 4,909                   2,446
Deferred revenue                                                                    14,336                   9,773
Current portion of long-term debt (note 9)                                           6,143                     385
                                                                       --------------------     -------------------
                                                                                   149,099                  59,538

Long-term debt (note 9)                                                              5,776                  11,874
                                                                       --------------------     -------------------
                                                                                   154,875                  71,412
                                                                       --------------------     -------------------

Shareholders' Equity
Capital stock (note 10)                                                            874,377                 894,750
Deficit                                                                           (169,643)                (18,005)
                                                                       --------------------     -------------------
                                                                                   704,734                 876,745
                                                                       --------------------     -------------------
                                                                                 $ 859,609               $ 948,157
                                                                       ====================     ===================

Commitments and contingencies (note 11 and 14)
See notes to the consolidated financial statements.

On behalf of the Board

                                                          (signed) Jim Balsillie     (signed) Douglas Wright
                                                                   Director                   Director


                                           Research In Motion Limited
                                     Incorporated Under the Laws of Ontario
                           (United States dollars, in thousands except per share data)

Consolidated Statements of Operations and Retained Earnings (Deficit)

                                                                                   For the Years Ended
                                                                          March 1        March 2    February 28
                                                                            2003          2002          2001
                                                                     ------------    -----------   ------------
Revenue                                                                $ 306,732      $ 294,053     $ 221,327
Cost of sales                                                            166,615        195,493       133,852
                                                                     ------------    -----------   -----------
Gross margin                                                             140,117         98,560        87,475
                                                                     ------------    -----------   -----------
Expenses

Research and development (net of government funding) (note 12(a))         55,916         37,446        18,281
Selling, marketing and administration (note 17(b))                       117,984        102,359        65,200
Amortization                                                              30,445         17,485         8,645
Restructuring charges (note 13)                                            6,550              -             -
Litigation (note 14)                                                      58,210              -             -
                                                                     ------------    -----------   -----------
                                                                         269,105        157,290        92,126
                                                                     ------------    -----------   -----------
Loss from operations                                                    (128,988)       (58,730)       (4,651)

Investment income                                                         11,430         25,738        22,921
                                                                     ------------    -----------   -----------
Income (loss) before write-down of investments and income taxes         (117,558)       (32,992)       18,270
Writedown of investments (note 15)                                             -          5,350        14,750
                                                                     ------------    -----------   -----------
Income (loss) before income taxes                                       (117,558)       (38,342)        3,520
                                                                     ------------    -----------   -----------
Provision for (recovery of) income taxes (note 8)
Current                                                                    3,513          7,058         4,720
Future                                                                    27,593        (16,921)        5,011
                                                                     ------------    -----------   -----------
                                                                          31,106         (9,863)        9,731
                                                                     ------------    -----------   -----------
Net loss                                                                (148,664)       (28,479)       (6,211)

Retained earnings (deficit), beginning of year                           (18,005)        11,919        18,130

Common shares repurchased in excess of carrying amount (note 10(a))       (2,974)        (1,445)            -
                                                                     ------------    -----------   -----------
Retained earnings (deficit), end of year                              $ (169,643)     $ (18,005)     $ 11,919
                                                                     ============    ===========   ===========

Loss per share (note 16)

Basic                                                                    $ (1.91)       $ (0.36)      $ (0.08)
                                                                     ============    ===========   ===========
Diluted                                                                  $ (1.91)       $ (0.36)      $ (0.08)
                                                                     ============    ===========   ===========

See notes to the consolidated financial statements.


                                           Research In Motion Limited
                                     Incorporated Under the Laws of Ontario
                           (United States dollars, in thousands except per share data)

Consolidated Statements of Cash Flows

                                                                                   For the Years Ended
                                                                     March 1              March 2            February 28
                                                                       2003                2002                 2001
                                                                 -------------------------------------------------------
Cash flows from operating activities

Net loss                                                               $ (148,664)          $ (28,479)            $ (6,211)

Items not requiring an outlay of cash:

Amortization                                                               31,600              17,740                9,123
Future income taxes                                                        28,598             (16,921)               5,011
Loss on write-down of capital assets                                          502                   -                    -
Gain on foreign currency translation of long term debt                       (359)                  -                    -
Write-down of investments                                                       -               5,350               14,750
Foreign exchange gain (loss)                                                   20                   4                   (8)
                                                                 -----------------    ----------------     ----------------
                                                                          (88,303)            (22,306)              22,665

Net changes in non-cash working capital items

Trade receivables                                                           1,958               7,607              (23,029)
Other receivables                                                           1,473               7,918               (7,859)
Inventory                                                                   6,202              30,567              (31,192)
Prepaid expenses and other                                                   (525)             (3,467)             (17,730)
Accounts payable and accrued liabilities                                   24,614                (499)              34,859
Accrued litigation and related expenses                                    50,702                   -                    -
Income taxes payable                                                        2,106              (1,018)               2,027
Deferred revenue                                                            4,563              (1,097)               4,593
                                                                 -----------------    ----------------     ----------------
Deferred revenue
                                                                           91,093              40,011              (38,331)
                                                                 -----------------    ----------------     ----------------
                                                                            2,790              17,705              (15,666)
                                                                 -----------------    ----------------     ----------------

Cash flows from financing activities

Issuance of share capital and warrants                                      1,155               1,491              615,551
Financing costs, net of income tax benefits                                     -                   -              (30,462)
Buyback of common shares pursuant to Normal Course Issuer Bid (note 10(a))(24,502)             (5,525)                   -
Repayment of debt                                                            (614)               (303)                (185)
                                                                 -----------------    ----------------     ----------------
                                                                          (23,961)             (4,337)             584,904
                                                                 -----------------    ----------------     ----------------

Cash flows from investing activities

Acquisition of long-term portfolio investments (note 4)                  (190,030)                  -                    -
Acquisition of capital assets                                             (39,670)            (73,917)             (59,058)
Acquisition of intangible assets                                          (30,997)             (7,106)              (6,503)
Acquisition of subsidiaries (note 7)                                      (21,990)             (9,709)                   -
Acquisition of marketable securities                                      (41,900)           (925,885)            (388,672)
Proceeds on sale and maturity of marketable securities                    345,983             834,907              393,683
                                                                 -----------------    ----------------     ----------------
                                                                           21,396            (181,710)             (60,550)
                                                                 -----------------    ----------------     ----------------
Foreign  exchange effect on cash and cash equivalents                         (20)                 (4)                   8
                                                                 -----------------    ----------------     ----------------
Net increase (decrease) in cash and cash equivalents for the year             205            (168,346)             508,696
Cash and cash  equivalents, beginning of year                             340,476             508,822                  126
                                                                 -----------------    ----------------     ----------------
Cash and cash  equivalents, end of year                                 $ 340,681           $ 340,476            $ 508,822
                                                                 =================    ================     ================

See notes to the consolidated financial statements.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


NATURE OF BUSINESS


     Research In Motion Limited (the "Company") is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company's technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

    These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") on a basis consistent with prior years, which conforms in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except as presented in note 21.

(b) Basis of consolidation

    The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c) Use of estimates

    The preparation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation awards, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d) Foreign currency translation

    The US dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e) Cash and cash equivalents

    Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition. Short-term investments are carried on the balance sheet at the lower of cost or market value.

(f) Marketable securities

    Marketable securities consist of liquid short-term investments with maturities of between three months and one year at the date of acquisition, and are carried on the balance sheet at the lower of cost or market value.

(g) Long-term portfolio investments

    All investments with maturities in excess of one year are classified as long-term portfolio investments and are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

(h) Derivative financial instruments

    The Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. The Company does not purchase or hold derivative financial instruments for speculative purposes. The Company formally documents relationships between hedging instruments and

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency cash flows of hedged items.

    The Company utilizes derivative instruments designated as fair value hedges to manage its exchange risk related to certain assets and liabilities denominated in foreign currencies. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used as a fair value hedge are accrued under prepaid expenses and other assets on the balance sheet and recognized currently in selling, marketing and administration expense, net, offsetting the respective translation gains and losses recognized on the underlying foreign currency asset or liability.

    The Company utilizes derivative instruments designated as cash flow hedges to manage the risk associated with certain anticipated transactions that will be denominated in foreign currencies. Recognition of the changes in the fair value of these derivative instruments is deferred and recorded in earnings in the period in which the hedged transaction occurs, offsetting the change in the functional currency equivalent of the hedged cash flow.

    Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(i) Inventories

    Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(j) Capital assets

    Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data



     Buildings and leaseholds             Straight-line over terms between 5 and 40 years
     Information technology               Straight-line over 5 years
     Furniture, fixtures, tooling, and    20% per annum declining balance
     equipment

(k) Intangible assets

     Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

    Acquired technology                     Straight-line over 2 to 5 years
    Licences                                Lesser of 5 years or the  actual number of units  sold  during  the terms of the licence agreements
    Patents                                 Straight-line over 17 years

    Effective March 3, 2002, the Company adopted the new recommendations of
    Section 3063 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3063") with regards to the impairment of long-lived assets and accordingly, intangible assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If such an event occurs, the intangible asset is written down to its recoverable value. There was no impact to retained earnings as a result of the adoption of this recommendation.

(l) Goodwill

    Effective March 3, 2002, the Company adopted the new recommendations of
    Section 3062 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 3, 2002 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

    Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

    In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings.

    The Company has one reporting unit, which is the consolidated Company.

(m) Income taxes

    The liability method of tax allocation is used to account for income taxes. Under this method, future tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(n) Revenue recognition

    The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

    Handheld and other hardware products

    Revenue from the sale of hardware, original equipment manufacturer ("OEM") and accessories are recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

    Service

    Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

    Software

    Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

    Non-recurring engineering contracts

    Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(o) Research and development

    The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred, unless they meet generally accepted accounting principles for deferral.

(p) Government assistance

    Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development expenditures. Investment tax credits are recorded when there is reasonable assurance that the Company will realize the investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data

(q) Loss per share

    Loss per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(r) Stock-based compensation plan

    The Company has a stock-based compensation plan, which is described in note 10(b). The options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

    In November 2001, the CICA issued Handbook Section 3870, Stock Based Compensation and Other Stock Based Payments. This standard requires that certain types of stock-based compensation arrangements be accounted for at fair value, giving rise to compensation expense, for grants awarded in fiscal years beginning on or after January 1, 2002. The Company adopted this standard in fiscal 2003 with no impact to retained earnings.

(s)  Warranty

    The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to assess that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


2.   CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash, cash equivalents and marketable securities are comprised as follows:

                                               March 1,          March 2,
                                                   2003              2002
                                       -----------------------------------

Cash and cash equivalents (a)
  Balances with banks                          $ 16,603         $   4,840
  Short-term investments                        324,078           335,636
                                       -----------------------------------

                                                340,681           340,476
                                       -----------------------------------

Marketable securities (b)
  Bank certificates of deposit                        -            40,230
  Commercial paper                                    -           222,168
  Corporate bonds                                     -             6,382
  Government agency paper                             -            35,303
                                       -----------------------------------

                                                      -           304,083
                                       -----------------------------------

                                              $ 340,681         $ 644,559
                                       ===================================


(a) Cash and cash equivalents are comprised of balances with banks, money market investment funds, repurchase agreements, bank certificates of deposit, and investment-grade commercial and government sponsored enterprise paper, with weighted average yields of 1.3% as at March 1, 2003 (2002 - 1.7%). Carrying values of these investments approximate market value.

(b) Carrying values of bank certificates of deposit, commercial paper, corporate bonds and government agency paper approximate market value, with approximate weighted average yields of 2.7 % as at March 2, 2002.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


3.       INVENTORY

     Inventory is comprised as follows:

                                                 March 1,           March 2,
                                                     2003               2002
                                         ------------------------------------

Raw materials                                    $ 18,784           $ 27,381
Work in process                                     8,205              7,164
Finished goods                                      4,286              2,932
                                         ------------------------------------

                                                 $ 31,275           $ 37,477
                                         ====================================


4.       LONG-TERM PORTFOLIO INVESTMENTS

     Long-term portfolio investments are comprised as follows:

                                                       Carrying Value
                                         -------------------------------------
                                                   March 1,          March 2,
                                                       2003              2002
                                         -------------------------------------

Asset-backed securities                            $ 69,002               $ -
Corporate bonds                                     105,918                 -
Government sponsored enterprise notes                15,110                 -
                                         -------------------------------------

                                                  $ 190,030               $ -
                                         =====================================

                                                        Market Value
                                         -------------------------------------
                                                   March 1,          March 2,
                                                       2003              2002
                                         -------------------------------------

Asset-backed securities                            $ 69,713               $ -
Corporate bonds                                     109,283                 -
Government sponsored enterprise notes                15,193                 -
                                         -------------------------------------

                                                  $ 194,189               $ -
                                         =====================================




     Long-term portfolio investments carry weighted average yields of 3.8% as at March 1, 2003 (2002 - n/a) and have maturities of no longer than five years.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data

5.       CAPITAL ASSETS

     Capital assets are comprised as follows:

                                                                         March 1, 2003
                                                                          Accumulated          Net book
                                                             Cost         amortization          value
                                                   -------------------------------------------------------

Land                                                         $ 8,850               $ -            $ 8,850
Buildings and leaseholds                                      66,254             6,671             59,583
Information technology                                        81,319            31,893             49,426
Furniture, fixtures, tooling and equipment                    70,961            26,245             44,716
                                                   -------------------------------------------------------

                                                           $ 227,384          $ 64,809          $ 162,575
                                                   =======================================================


                                                                           March 2, 2002
                                                                            Accumulated         Net book
                                                              Cost         amortization          value
                                                   ------------------------------------------------------

Land                                                         $ 8,824               $ -            $ 8,824
Buildings & leaseholds                                        60,090             3,288             56,802
Information Technology                                        66,702            16,832             49,870
Furniture, fixtures, tooling and equipment                    51,564            15,217             36,347
                                                   -------------------------------------------------------
                                                           $ 187,180          $ 35,337          $ 151,843
                                                   =======================================================



The acquisition of land and buildings was partially financed by the assumption of a mortgage in the amount of $ nil (2002 - $5,981 and 2001 - $ nil).

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


6.       INTANGIBLE ASSETS

     Intangible assets are comprised as follows:

                                               March 1, 2003
                                                Accumulated        Net book
                                  Cost         amortization         value
                              --------------------------------------------------

Acquired technology                 $ 10,012           $ 1,684          $ 8,328
Licences                              28,370             1,085           27,285
Patents                               16,751               885           15,866
                              --------------------------------------------------
                                    $ 55,133           $ 3,654         $ 51,479
                              ==================================================


                                                 March 2, 2002
                                                  Accumulated        Net book
                                    Cost         amortization         value
                              --------------------------------------------------

Acquired technology                   $ 2,685             $ 185          $ 2,500
Licences                                9,645               186            9,459
Patents                                 4,479               435            4,044
                              --------------------------------------------------

                                     $ 16,809             $ 806         $ 16,003
                              ==================================================

     For the year ended March 1, 2003, amortization expense of intangible assets was $2,848 (2002 - $574, 2001 - $64). Total additions to intangible assets in 2003 were $38,324 (2002 - $8,897).

7.       ACQUISITIONS

     During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date up to March 1, 2003.

     On October 31, 2001, the Company acquired 100% of the outstanding common shares of a company for its technology and expertise in the wireless delivery of rich graphical content. This company develops Java-based media platforms for wireless devices. The results of this company's operations have been included in the consolidated financial statements since October 31, 2001. The value of the 387,353 common shares issued in 2002 was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                                        For the year ended
                                                        March 1,      March 2,
                                                            2003          2002
                                                    ---------------------------

Assets purchased

      Capital assets                                       $ 317           $ -
      Acquired technology                                  7,326         2,685
      Goodwill                                            16,193        14,395
                                                    ---------------------------

                                                          23,836        17,080
                                                    ---------------------------

Liabilities assumed - non-cash working capital             1,275         1,046
Future income tax liability                                  357             -
                                                    ---------------------------

                                                           1,632         1,046
                                                    ---------------------------

Net non-cash assets acquired                              22,204        16,034

      Cash acquired                                          117           152
                                                    ---------------------------

Net assets acquired                                     $ 22,321      $ 16,186
                                                    ===========================

Consideration
      Cash                                              $ 22,107       $ 9,861
      Assumption of acquiree long-term debt                  214             -
      Capital stock                                            -         6,325
                                                    ---------------------------

                                                        $ 22,321      $ 16,186
                                                    ===========================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. Of the $16,193 of goodwill acquired during fiscal 2003, $13,316 is expected to be deductible for tax purposes.

     If the four fiscal 2003 acquisitions had occurred on March 1, 2001, the Company's unaudited proforma consolidated revenue would have increased by $226 for the year ended March 1, 2003 (2002 - $816) and the unaudited proforma net loss would have been $151,520 (2002 - $35,906).

8.       INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

                                                                March 1,            March 2,        February 28,
                                                                    2003                2002                2001
                                                       ----------------------------------------------------------

    Expected Canadian tax rate                                     38.3%               41.2%               44.0%

    Expected tax provision (recovery)                          $ (44,990)          $ (15,785)            $ 1,549

    Differences in taxes resulting from:
       Manufacturing and processing activities                     3,951               1,801              (1,095)
       Increase in valuation allowance                            61,969               1,530               3,245
       Non-deductible portion of unrealized
         capital losses                                                -               1,013               3,245
       Foreign tax rate differences                                7,352              (3,192)              2,080
       Enacted tax rate changes                                    4,835               2,960                   -
       Other differences                                          (2,011)              1,810                 707
                                                       ----------------------------------------------------------

                                                                $ 31,106            $ (9,863)            $ 9,731
                                                       ==========================================================

                                                            March 1,            March 2,      February 28,
                                                                2003                2002              2001
                                                    ------------------------------------------------------
    Income (loss) before income taxes:
       Canadian                                          $ (102,954)          $ (46,845)         $ (2,485)
       Foreign                                              (14,604)              8,503             6,005
                                                    ------------------------------------------------------
                                                         $ (117,558)          $ (38,342)          $ 3,520
                                                    ======================================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


The provisions for income taxes consists of the following:

                                                                 March 1,           March 2,      February 28,
     Provision for (recovery of) income taxes:                       2003               2002              2001
                                                         ------------------------------------------------------
        Current
           Canadian                                                  $ (8)           $ 6,756           $ 2,296
           Foreign                                                  3,521                302             2,424
        Future
           Canadian                                                27,593            (17,283)            5,011
           Foreign                                                      -                362                 -
                                                         ------------------------------------------------------
                                                                 $ 31,106           $ (9,863)          $ 9,731
                                                         ======================================================


    The tax effects of significant temporary differences are as follows:


                                                                                     March 1,            March 2,
                                                                                         2003                2002
                                                                            ---------------------------------------
Assets
   Financing costs                                                                    $ 4,398             $ 6,856
   Non-deductible reserves                                                              6,622               5,004
   Research and development incentives                                                 24,897              17,726
   Tax losses                                                                          29,938              15,100
   Capital assets                                                                       2,614                   -
   Other tax carryforwards                                                                186               2,450
                                                                            ---------------------------------------

                                                                                       68,655              47,136

Less: valuation allowance                                                              68,655               5,870


                                                                            ---------------------------------------
                                                                                            -              41,266
                                                                            ---------------------------------------

Liabilities
   Capital assets                                                                           -              12,668
                                                                            ---------------------------------------

 Net future income tax assets                                                             $ -            $ 28,598
                                                                            =======================================


     During the third quarter of fiscal 2003, the Company determined that a significant degree of uncertainty existed regarding the realization of the future tax assets and that a full valuation allowance was required. As a result of the increased valuation allowance, future tax assets of $68,655 have not been recognized for accounting purposes as of March 1, 2003. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     accordingly.

     At March 1, 2003, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

                                   Net operating loss   Investment tax credits
                                   -------------------------------------------
2004                                            $ 10                $ 5
2005                                              40                  -
2006                                           1,155                441
2007                                           3,717                653
2008                                          12,053              2,147
2009                                          70,194                 11
2010                                           1,201                 12
2011                                               -              4,777
2012                                               -              8,375
2020                                             102                  -
2021                                             255                  -
2022                                             244                  -
2023                                             236                  -
Indefinite carryforward                        2,969                  -
                                   -------------------------------------
                                            $ 92,176           $ 16,421
                                   =====================================


     The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

9.       LONG-TERM DEBT

     The Company has assumed long-term debt as a result of acquiring certain real estate properties for its ongoing operations. At March 1, 2003 long-term debt consisted of mortgages with interest rates ranging between 6.75% and 7.90%, against which certain land and buildings are pledged as collateral. All mortgage loans are denominated in Canadian dollars.

     The long-term debt principal payments for the fiscal years 2004 through 2008 and

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     thereafter are as follows:

For the year ending
2004                                                          $ 6,143
2005                                                              175
2006                                                              187
2007                                                              201
2008                                                              216
Thereafter                                                      4,997
                                                     -----------------

                                                             $ 11,919
                                                     =================




     At March 1, 2003 the Company had revolving demand credit operating lines totalling $19.9 million (2002 - $37.6 million). As at March 1, 2003 the Company had drawn down on its available credit facilities in the amount of $7.6 million in the form of letters of credit; $12.3 million remains unused. The operating lines bear interest on the outstanding balance at the bank's prime rate. Any balance owing is due on demand and is subject to a general security agreement.

10.      CAPITAL STOCK

(a)  Share capital

     The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

     The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended March 1, 2003:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


                                                        Number of Common Shares Outstanding (000's)
                                                ------------------------------------------------------------

                                                                                 Common
                                                                                  share
                                                             Common            purchase
                                                             shares            warrants               Total
                                                ------------------------------------------------------------
Balance as at February 29, 2000                              71,136                 214              71,350

Public offering                                               6,000                   -               6,000
Exercise of options                                           1,000                   -               1,000
Exercise of warrants                                            135                (139)                 (4)
                                                ------------------------------------------------------------

Balance as at February 28, 2001                              78,271                  75              78,346

Exercise of options                                             503                   -                 503
Common shares issued on acquisition of subsidiary               387                   -                 387
Common shares repurchased pursuant to
 Common Share Purchase Program                                 (370)                  -                (370)
                                                ------------------------------------------------------------

Balance as at March 2, 2002                                  78,791                  75              78,866

Exercise of options                                             320                   -                 320
Common shares repurchased pursuant to Common
 Share Purchase Program                                      (1,939)                  -              (1,939)
                                                ------------------------------------------------------------

Balance as at March 1, 2003                                  77,172                  75              77,247
                                                ============================================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data



                                                                         Share Capital
                                                 -----------------------------------------------------------

                                                                                Common
                                                                                share
                                                              Common           purchase
                                                              shares           warrants               Total
                                                 -----------------------------------------------------------

Balance as at February 29, 2000                            $ 292,891              $ 370           $ 293,261

Public offering                                              610,664                  -             610,664
Exercise of options                                            4,887                  -               4,887
Financing costs                                              (30,462)                 -             (30,462)
Income tax reduction resulting from financing costs           12,664                  -              12,664
                                                 -----------------------------------------------------------

Balance as at February 28, 2001                              890,644                370             891,014

Exercise of options                                            1,491                  -               1,491
Common shares issued on acquisition of subsidiary              6,325                  -               6,325
Common shares repurchased pursuant to Common
 Share Purchase Program                                       (4,080)                 -              (4,080)
                                                 -----------------------------------------------------------

Balance as at March 2, 2002                                  894,380                370             894,750

Exercise of options                                            1,155                  -               1,155
Common shares repurchased pursuant to Common
 Share Purchase Program                                      (21,528)                 -             (21,528)
                                                 -----------------------------------------------------------

Balance as at March 1, 2003                                $ 874,007              $ 370           $ 874,377
                                                 ===========================================================



     On October 3, 2002 the Company's Board of Directors approved the purchase by RIM of up to as many as 3.8 million common shares, which approximated 5% of the common shares outstanding at that date, over the next 12 months from time to time on the NASDAQ National Market. All common shares purchased by RIM will be cancelled. As of March 1, 2003, no shares have been re-purchased under this Common Share Purchase Program.

     During the year ended March 1, 2003 the Company purchased 1,939 common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     During the year ended March 2, 2002 the Company repurchased 370 common shares pursuant to its Common Share Purchase Program at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

     During the year ended February 28, 2001 the Company issued 135 common shares in exchange for 139 common share purchase warrants and no cash consideration.

     The outstanding common share purchase warrants have an expiry date of August 17, 2004 and give the owner the right to acquire 75 common shares at $20.83 each.

 (b) Stock option plan

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved the reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 2,756. As at March 1, 2003, there were 10,101 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 4,070 shares are vested as at March 1, 2003. There are 4,115 shares available for future grants under the plan.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     A summary of option activity since February 29, 2000 is shown below:

                                                             Options Outstanding
                                                    ---------------------------------------

                                                                            Weighted
                                                          Number             Average
                                                        (in 000's)       Exercise Price
                                                    ---------------------------------------

Balance as at February 29, 2000                                  7,243             $  7.19

Granted during the year                                          1,767             $ 52.16
Exercised during the year                                       (1,018)            $  6.29
Forfeited during the year                                          (72)            $ 38.03
                                                    ---------------------------------------

Balance as at February 28, 2001                                  7,920             $ 17.04

Granted during the year                                          2,978             $ 21.83
Exercised during the year                                         (515)            $  3.71
Forfeited during the year                                         (297)            $ 27.92
                                                    ---------------------------------------

Balance as at March 2, 2002                                     10,086             $ 18.81

Granted during the year                                            956             $ 16.41
Exercised during the year                                         (320)            $  3.88
Forfeited during the year                                         (621)            $ 31.35
                                                    ---------------------------------------

Balance as at March 1, 2003                                     10,101             $ 18.29
                                                    =======================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    The weighted average characteristics of options outstanding as at March 1, 2003 are as follows:

                              Options Outstanding (000's)                               (in 000's)    Options Exercisable (000's)
--------------------------------------------------------------------------------------------------------------------------------
                                                         Weighted
Range of exercise prices             Number               average             Weighted             Number              Weighted
                                Outstanding             remaining              average        Outstanding at        Outsaverage
                           at March 1, 2003         life in years       exercise price        March 1, 2003    atexercise,price
--------------------------------------------------------------------------------------------------------------------------------

$2.43 - $3.62                         2,058                   3.7               $ 2.69                1,847             $ 2.61
$3.88 - $5.66                         1,544                   2.6                 4.14                  415               4.31
$5.93 - $8.78                           699                   3.0                 7.69                  233               7.68
$8.97 - $13.12                          464                   4.7                10.26                  127               9.87
$13.55 - $20.29                       1,802                   5.6                16.41                  351              16.84
$20.39 - $30.51                       1,737                   5.3                23.51                  392              24.60
$30.68 - $45.51                         683                   4.6                36.87                  237              37.52
$46.55- $68.48                          839                   4.6                51.65                  338              51.31
$70.44 and over                         275                   4.6                86.58                  130              86.47
--------------------------------------------------------------------------------------------------------------------------------
Total                                10,101                   4.3              $ 18.29                4,070            $ 15.40
===============================================================================================================================

 (c) Stock-based compensation

     CICA 3870 requires proforma disclosures of net income (loss) and earnings
     (loss) per share, as if the fair value method rather than the intrinsic value method of accounting for employee stock options had been applied for grants awarded during fiscal 2003. The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, as determined by using the Black-Scholes option pricing model, amortizing the indicated value over the life of the underlying option on a straight-line basis:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


                                                           For the year ended
                                                               March 1,
                                                                2003
                                                           -----------------
Net loss - as reported                                            $(148,664)
Estimated stock-based compensation costs for the period               1,370
                                                           -----------------

Net loss - proforma                                               $(150,034)
                                                           =================
Proforma loss per common share:
  Basic and diluted                                               $   (1.93)

Weighted average number of shares (000's):
  Basic and diluted                                                  77,636


     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                           For the year ended
                                                               March 1,
                                                                 2003
                                                           ------------------

Number of options issued (000's)                                         956
                                                           ------------------

Weighted average Black-Scholes value of each option                   $ 8.58

Assumptions:
  Risk free interest rate                                               4.5%
  Expected life in years                                                 3.5
  Expected dividend yield                                                 0%
  Volatility                                                             70%


11.      COMMITMENTS AND CONTINGENCIES

(a) Lease commitment


    The Company is committed to annual lease payments under operating leases for premises as follows:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data

For the year ending
2004                                                    $ 1,804
2005                                                      1,615
2006                                                      1,495
2007                                                      1,281
2008                                                      1,191
Thereafter                                                5,821
                                         -----------------------

                                                       $ 13,207
                                         =======================


(b) Contingency

     In addition to the NTP matter discussed in note 14, the Company has the following contingencies:

     On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("Good") to find that one of the Company's U.S. patents is invalid or not infringed upon by Good's wireless handheld products and related software. On February 3, 2003, the Company filed a counterclaim against Good within the Northern District Action, alleging among other things, Good's infringement of the Company's patent-in-suit, and seeking injunctive relief, monetary damages and costs and other relief. The discovery process is ongoing, and the trial date is not yet scheduled, but is not anticipated to occur prior to 2004. The likely outcome of this motion is not determinable but in any event would not result in the Company being required to pay monetary damages to Good. Accordingly no amount has been recorded in these financial statements.

     During the second quarter of fiscal 2003, the Company filed several complaints and lawsuits against Good alleging Good's infringements on a number of the Company's patents, copyrights, trademarks and other property. The Company has asked the Courts for injunctions against Good as well as for monetary damages and costs. In these lawsuits, the Company is asking the Court for injunctive relief and an award of monetary damages. In addition, the Company asserts that Good's infringement is wilful, thus allowing the Court to award enhanced monetary damages as well as attorneys' fees and costs. The discovery process is ongoing for one of the actions and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     During the third quarter of fiscal 2003, the Company filed a fourth lawsuit against Good. This lawsuit has been filed in the Superior Court of the State of California for the County of Orange. In this complaint, both Good and a Good Vice President have been named as defendants. The complaint alleges that Good has engaged in misappropriation of the Company's trade secrets, breach of contract, tortuous interference with contracts and prospective economic relations, unfair competition, unjust enrichment and breach of implied duty of good faith and fair dealing. By way of relief, the Company is asking the Court for injunctive relief. In addition, the Company is asking the Court for an award of general, special and punitive damages for Good's unfair competitive acts as well as attorneys' fees and costs to the Company. An interim injunction application was heard and denied by the Court in April 2003, and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

12.      GOVERNMENT ASSISTANCE

(a)      Current expense

      The Company has entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

      Funding from TPC for the "first project" totalled $3,900 and is repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company is obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

      The second agreement with TPC is a three-year research and development project (the "second project") under which total contributions from TPC will be a maximum of $23,300 (the "contribution"). The Company is of the view that it has fulfilled all

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


      prerequisite funding conditions and has recorded all of the contribution commitment as at March 1, 2003 and no further TPC funding reimbursements are due to RIM under the second project. This contribution will be repayable in the form of royalties of 2.2% on gross product revenues resulting from the second project. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300.

      The Company has recorded $ 925 on account of TPC royalty repayment expense with respect to the first project (2002 - $1,575, 2001 - $ 999). No amounts have been recorded with respect to the second project since the conditions for repayment have not yet been met.

      The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in fiscal 2003 as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's.

      Government assistance, which includes both TPC funding and ITC's, has been applied to reduce gross research and development expense as follows:

                                                        For the year ended
                                            March 1,         March 2,       February 28,
                                              2003             2002             2001
                                         --------------------------------------------------
   Gross research and development               $ 64,952         $ 49,517         $ 25,675
   Government funding                              9,036           12,071            7,394
                                         --------------------------------------------------

   Net research and development                 $ 55,916         $ 37,446         $ 18,281
                                         ==================================================

(b)      Capital assets

     The Company received $nil in government assistance which was applied towards the cost of capital assets used in research and development activities (2002 - $1,672, 2001 - $2,585).

13.      RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     facilities. The 254 employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

     The Company has yet to conclude formal severance arrangements with only a very few individuals who were terminated on November 12, 2002. Additionally, the Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

     The pre-tax financial components of the Plan are summarized below:

                                  Restructuring     Cash Payments       Write-offs       Balances as at
                                     Expense                                              March 1, 2003
                                 -------------------------------------------------------------------------

Workforce reduction and                   $ 4,056           $ (3,408)              $ -              $ 648
 related costs
Excess facilities and capital               2,494                (63)             (507)             1,924
 assets
                                 -------------------------------------------------------------------------

                                          $ 6,550           $ (3,471)           $ (507)           $ 2,572
                                 =========================================================================



     The balance of the restructuring provision of $2,572 as at March 1, 2003 is included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

14.      LITIGATION AWARD

     During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

     During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

     The NTP matter went to trial during the third quarter of 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was wilful.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate of 5.7% (the "royalty rate"). Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and as well recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The jury's compensatory damages award of $23.1 million remains subject to post-trial motions and appeal. The Court scheduled a hearing on February 28, 2003 to rule on various post-trial motions.

     During the fourth quarter of 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of the February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, amongst other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict; and as well a motion for a new trial.

     During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but did not rule on any of the motions except two. The Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). In addition, the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

     Based upon the Court's Order dated March 11, 2003 (the "Order"), i) the jury's compensatory damages award shall be increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment is entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate. Whether enhancement of said supplemental judgment is warranted will be subsequently determined (see later in note 14 in reference to the May 23, 2003 rulings); iii) on or before March 30, 2003, the Company shall provide the Accounting, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company shall provide an Ongoing Quarterly Accounting to NTP and the Court of all infringing revenues; v) to account for any ongoing postjudgment infringement activity, the Company shall establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits"), in amounts equal to the

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     quarterly infringing revenues multiplied by the royalty rate. Whether enhancement of the Quarterly Deposits is warranted will be subsequently determined (see later in note 14 in reference to the May 23, 2003 rulings); vi) the Quarterly Deposits shall continue until such time as the judgment of this Court is affirmed, reversed, or remanded, at which time the parties shall move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company shall pay prejudgment interest in the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest shall accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties shall jointly submit a calculation of the interest due hereunder no later than March 30, 2003; viii) the Company shall pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

     The Court did not rule on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation. As a result, further rulings and potential appeals are expected to be postponed pending the outcome of the mediation process.

     On May 23, 2003 the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters as follows:

     Enhanced Compensatory Damages
     The Court ordered that NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50%. This increases the royalty rate to 8.55% from 5.7%. Infringing revenues now include all BlackBerry handheld, service and software revenues in the United States. The Company recorded an additional provision of $13.5 million in the fourth quarter with respect to enhanced compensatory damages for the period up to March 1, 2003.

     Plaintiff's Attorney Fees
     The Court ordered that NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter. The Company has recorded an additional provision of $5.0 million in the fourth quarter with respect to estimated plaintiff's attorney fees for the period up to March 1, 2003. This provision is subject to receipt and review of NTP's summary of attorney fees for this period.

     Postjudgment Interest
     The Company also recorded additional postjudgment interest for the period November 22, 2002 to March 1, 2003 to account for the Court's awards in these new rulings.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

     Given the above, during the fourth quarter of fiscal 2003, the Company recorded an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to February 28, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

     The total expense recorded in relation to the NTP matter for the fiscal year is $58.2 million, of which, $7.5 million has been disbursed as at March 1, 2003.

     The Company's management remains of the view that its products and services do not infringe upon any of NTP's patents and furthermore that the patents are invalid. As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those noted above, have been provided for as NTP litigation expenses as at March 1, 2003. The actual resolution of the NTP matter may materially differ from the estimates as at March 1, 2003 as a result of future Court rulings from the current court adjudicating the matter and also appellate courts at the conclusion of the appeals process; potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

15.      WRITE-DOWN OF INVESTMENTS

     Periodically the Company undertakes a review of the carrying value of companies in which it holds investments. Based on such reviews, the Company determines whether impairment in the carrying values of its investments has occurred. The Company further determines whether such declines are other than temporary in nature. The Company wrote down the value of its investments in fiscal 2002 by $5,350 (2001 - $14,750).

16.      LOSS PER SHARE

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     The following table sets forth the computation of basic and diluted loss per share.

                                                                        For the year ended
                                                              March 1,          March 2,      February 28,
                                                                  2003              2002              2001
                                                       ----------------------------------------------------
Numerator for basic and diluted loss per                    $ (148,664)        $ (28,479)        $  (6,211)
 share available to common stockholders
                                                       ====================================================

Denominator for basic and diluted loss per                      77,636            78,467            73,555
 share - weighted average shares outstanding
 (000's)
                                                       ====================================================

Loss per share
  Basic                                                      $   (1.91)        $   (0.36)        $   (0.08)
  Diluted                                                    $   (1.91)        $   (0.36)        $   (0.08)



17.      SUPPLEMENTAL INFORMATION

(a)      Statement of cash flows

     The following summarizes interest and income taxes paid:

                                                        For the year ended
                                            March 1,         March 2,       February 28,
                                              2003             2002             2001
                                         --------------------------------------------------
Interest paid during the year                      $ 852            $ 779            $ 456
Income taxes paid during the year                  1,070              967              897

(b) Other information

     Advertising expense, which includes media, agency and promotional expenses, of $15,079 (2002 - $18,549, 2001 - $15,932) is included in Selling,
     Marketing and Administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $293 (2002 - loss of $1,042, 2001 - gain of $423).

18.      FINANCIAL INSTRUMENTS

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of U.S. dollars. The majority of the Company's

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     revenues in fiscal 2003 are transacted in U.S. dollars, Euro and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At March 1, 2003 approximately 14% of cash and cash equivalents, 13% of trade receivables and 8% of accounts payable and accrued liabilities are denominated in foreign currencies (2002 - nil%, 24%, and 25%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian dollar, Hong Kong dollar, and Japanese Yen.

     To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

     To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $58.1 million as at March 1, 2003 (2002 - $87.5 million, 2001 -
     $44.5 million). These contracts carry a weighted average rate of U.S. $1.00 equals Canadian $1.5831, and mature at various dates, with the latest being December 1, 2003. These contracts have been designated as cash flow hedges, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the hedged transaction. As at March 1, 2003, the notional gain on these forward contracts was approximately $3,439 (2002 - notional loss of $1,478, 2001 - $nil).

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $10.0 million (2002 - $nil, 2001 - $nil). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and mature on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at March 1, 2003, the notional gain on these forward contracts was approximately $419 (2002 - n/a, 2001 - n/a).

     To satisfy short-term anticipated cash requirements, the Company has entered into a forward foreign exchange contract to purchase U.S. dollars and sell Canadian dollars with a notional value of U.S. $1.3 million (2002 - $nil, 2001 - $nil). This contract carries an exchange rate of U.S. $1.00 equals Canadian $1.5313, and matures on March 3, 2003. Due to the short-term nature of the contract, it was not designated for hedge accounting

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     and is carried on the balance sheet at fair value. As at March 1, 2003, the notional loss on this forward contract was approximately $42 (2002 - n/a, 2001 - n/a).

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counter-parties to default on their contractual obligations to the Company. The Company limits this risk by dealing with financially sound counter-parties and by continuously monitoring the creditworthiness of all counter-parties. As at March 1, 2003, the maximum exposure to a single counter-party was 37% of outstanding derivative instruments (2002 - 50%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in highly liquid, investment grade securities and by limiting exposure to any one entity or group of entities. As at March 1, 2003, no single issuer represented more than 5% of the total cash, cash equivalents, marketable securities, and long-term portfolio investments (2002 - no single issuer represented more than 5% of the total cash, cash equivalents and marketable securities).

     The Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of short-term investments, marketable securities, and long-term portfolio investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at March 1, 2003 is $ 2,331 (2002 - $2,218).

     While the Company sells to a variety of customers, three customers comprised 17%, 16 %, and 14% of trade receivables as at March 1, 2003 (2002
     - two customers comprised 16% and 15%). Additionally, one customer comprised 12% of the Company's sales (2002 - two customers comprised 17% and 11%, 2001 - one customer comprised 18%).

     For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities. Cash and cash equivalents, marketable securities and long-term debt are carried at cost, which approximates their respective fair values.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


19.      SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     Selected financial information is as follows:


                                                     March 1,           March 2,      February 28,
Sales                                                    2003               2002              2001
                                              -----------------------------------------------------
  Canada                                             $ 21,788           $ 21,381          $ 16,721
  United States                                       255,466            239,702           204,606
  Foreign                                              29,478             32,970                 -
                                              -----------------------------------------------------

                                                    $ 306,732          $ 294,053         $ 221,327
                                              =====================================================

Sales

  Canada                                                 7.1%               7.3%              7.6%
  United States                                         83.3%              81.5%             92.4%
  Foreign                                                9.6%              11.2%                 -
                                              -----------------------------------------------------

                                                       100.0%             100.0%            100.0%
                                              =====================================================

                                                     March 1,           March 2,      February 28,
Revenue mix                                              2003               2002              2001
                                             ------------------------------------------------------
  Handhelds                                         $ 122,711          $ 160,198         $ 156,736
  Service                                             129,331             88,880            29,067
  OEM, software, non-recurring
  engineering ("NRE") and other                        54,690             44,975            35,524
                                             ------------------------------------------------------

                                                    $ 306,732          $ 294,053         $ 221,327
                                             ======================================================

Capital, intangible assets and goodwill
  Canada                                            $ 207,221          $ 175,406
  United States                                        30,759                651
  Foreign                                               6,662              6,184
                                             ------------------------------------

                                                    $ 244,642          $ 182,241
                                             ====================================

Total assets

  Canada                                            $ 258,833          $ 290,133
  United States                                       585,375            631,126
  Foreign                                              15,401             26,898
                                             ------------------------------------

                                                    $ 859,609          $ 948,157
                                             ====================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


20.      COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified for consistency with the current presentation.

21. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as set forth below:

     Consolidated Balance Sheets

                                                                  March 1,           March 2,
                                                                      2003               2002
                                                           -----------------------------------
Total assets under Canadian GAAP                                 $ 859,609          $ 948,157
Adjustment - Start-up costs (a)                                     (1,393)            (1,199)
Adjustment - Derivative financial instruments (b)                    3,439                  -
                                                           -----------------------------------

Total assets under U.S. GAAP                                     $ 861,655          $ 946,958
                                                           ===================================

Total liabilities under Canadian GAAP                            $ 154,875           $ 71,412
Adjustment - Derivative financial instruments (b)                        -              1,478
                                                           -----------------------------------
Total liabilities under U.S. GAAP                                $ 154,875           $ 72,890
                                                           ===================================

Total shareholders' equity under Canadian GAAP                   $ 704,734          $ 876,745
Adjustment - Start-up costs (a)                                     (1,393)            (1,199)
Adjustment - Derivative financial instruments (b)                    3,439             (1,478)
                                                           -----------------------------------

Total shareholders' equity under U.S. GAAP                       $ 706,780          $ 874,068
                                                           ===================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     Consolidated Statements of Operations

                                                                March 1,          March 2,      February 28,
                                                                  2003              2002              2001
                                                      -----------------------------------------------------
Net loss under Canadian GAAP                                $ (148,664)       $  (28,479)        $  (6,211)
Adjustments - U.S. GAAP
  Start-up costs (a)                                               452               243            (2,088)
  Future income taxes (a)                                         (646)              (85)              731
                                                      -----------------------------------------------------
Net loss under U.S. GAAP                                    $ (148,858)       $  (28,321)        $  (7,568)
                                                      =====================================================

Statement of comprehensive loss (c)

Net loss under U.S. GAAP                                    $ (148,858)       $  (28,321)        $  (7,568)

Adjustments - other comprehensive loss
  Derivative financial instruments (b)                           3,439            (1,478)                -
                                                      -----------------------------------------------------

Comprehensive loss under U.S. GAAP                          $ (145,419)       $  (29,799)        $  (7,568)
                                                      =====================================================


(a)      Start-up costs

     The Company had capitalized as at February 28, 2001 the expenses incurred during the start-up of the Company's United Kingdom operations. U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. The tax affect of this adjustment is also reflected above. As a result of the change in valuation allowance (note 8), the remaining future tax asset relating to the start-up costs would be expensed under U.S. GAAP for 2003.

(b)      Derivative Financial Instruments

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows.

     Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions.

     Effective March 1, 2001, the Company adopted the requirements of U.S. GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137 and 138, for U.S.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     GAAP purposes. SFAS 133 requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

     As at February 28, 2001, the Company had several derivative instruments outstanding, maturing between July 27, 2001 and February 22, 2002, for which there was no material change in fair value. There was no material fair value amount upon adoption of SFAS 133.

     The adjustment to Other Comprehensive Income (Loss) is as follows:

                                                                   For the year ended
                                                             March 1, 2003    March 2, 2002
                                                           ---------------------------------
Net change in derivative fair value during the period              $ 3,155        $  (2,803)
Amounts reclassified to earnings during the period                     284            1,325
                                                           ---------------------------------

Adjustment to Other Comprehensive Income (Loss)                    $ 3,439        $  (1,478)
                                                           =================================



     As all outstanding instruments mature during the next fiscal year, the full amount of the adjustment (gain of $ 3,439 (2002 - loss of $1,478)) will reverse into Comprehensive Income (Loss) in 2004.

(c)  Statements of comprehensive income (loss)

     U.S. GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable item of comprehensive income is the cash flow hedge as described in note 21 (b).

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


(d)  Loss per share

     The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP.

                                                                             For the year ended
                                                                   March 1,         March 2,       February 28,
                                                                       2003             2002               2001
                                                          ------------------------------------------------------
Numerator for basic and diluted loss per share                    $(148,858)       $ (28,321)        $   (7,568)
 available to common stockholders
                                                          ======================================================

Denominator for diluted loss per share -                             77,636           78,467             73,555
 weighted-average shares and assumed
 conversions
                                                          ======================================================

Loss per share under U.S. GAAP
  Basic                                                            $  (1.92)        $  (0.36)         $   (0.10)
  Diluted                                                          $  (1.92)        $  (0.36)         $   (0.10)


(e) Accounting for stock compensation

     Under U.S. GAAP, for any stock option with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied. The disclosures in the following table show the company's net income and earnings per share on a proforma basis using the fair value method as determined by using the Black-Scholes option pricing model include:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


                                                                       For the year ended
                                                             March 1,          March 2,       February 28,
                                                                 2003              2002               2001
                                                   --------------------------------------------------------
Net loss under U.S. GAAP                                   $ (148,858)       $  (28,321)         $  (7,568)
Estimated stock-based compensation costs                       20,296            19,773             11,115
                                                   --------------------------------------------------------

Net loss under U.S. GAAP                                   $ (169,154)       $  (48,094)        $  (18,683)
                                                   ========================================================

Proforma net loss per common share
  Basic                                                     $   (2.18)        $   (0.61)         $   (0.25)
  Diluted                                                   $   (2.18)        $   (0.61)         $   (0.25)

Weighted average number of shares (000's)
  Basic                                                        77,636            78,467             73,555
  Diluted                                                      77,636            78,467             73,555

     The weighted average fair value of options granted during the following periods were calculated as follows using the Black-Scholes option pricing model with the following assumptions:

                                                                       For the year ended
                                                             March 1,          March 2,       February 28,
                                                               2003              2002               2001
                                                 --------------------------------------------------------
Weighted average Black-Scholes value of options              $ 8.58           $ 12.00            $ 34.82

Assumptions:
  Risk free interest rates                                     4.5%                4%                 4%
  Expected life in years                                        3.5               3.5                3.5
  Expected dividend yield                                        0%                0%                 0%
  Volatility                                                    70%               75%               100%


(f) Product Warranty

    The change in the Company's accrued warranty obligations from March 2, 2002 to March 1, 2003 was as follows:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


Accrued warranty obligations at March 2, 2002                      $ 3,355
Actual warranty experience during 2003                                (577)
2003 warranty provision                                              5,465
Adjustments for changes in estimate                                 (3,073)
                                                           ----------------
Accrued warranty obligations at March 1, 2003                      $ 5,170
                                                           ================

(g) Recently issued pronouncements

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is required to also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. There was no effect on the adoption of SFAS No. 143 on the Company's results of operations and financial position for 2003 and prior years.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. There was no effect on the adoption of SFAS No. 146 on the Company's results of operations and financial position for 2003 and prior years.

     In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended March 1, 2003. An additional disclosure requirement under FIN 45 relates to product warranty as described in note 1 and 21 (f). FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. There was no effect

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     on the adoption of the measurement requirement of FIN 45 on the Company's results of operations and financial position for 2003 and prior years.

     The Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

                                                                    Document 2

Research In Motion Limited                  2003 Annual Report


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our audited annual consolidated financial statements and the accompanying notes.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements".

Management's Discussion and Analysis of Financial Condition and Results of Operations has been prepared with reference to the Company's Consolidated Financial Statements and Notes which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial information herein is presented in thousands of United States ("U.S.") dollars, except per share data, and except as otherwise indicated.

OVERVIEW

Research In Motion Limited ("RIM" or "the Company") is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES"). There are in excess of 10,000 companies around the world with BES software installed. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's derives its revenues from the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements.

Research In Motion Limited                  2003 Annual Report


SUMMARY RESULTS OF OPERATIONS

                                               Fiscal 2003        Fiscal 2002            Change
                                             --------------------------------------------------------
Revenue                                             $ 306,732          $ 294,053           $  12,679
Cost of sales                                         166,615            195,493             (28,878)
                                             --------------------------------------------------------
Gross margin                                          140,117             98,560              41,557
                                             --------------------------------------------------------
Gross margin                                            45.7%              33.5%               12.2%

Expenses

Research and development - net                         55,916             37,446              18,470
Selling, marketing and administration                 117,984            102,359              15,625
Amortization                                           30,445             17,485              12,960
Restructuring charges                                   6,550                  -               6,550
Litigation                                             58,210                  -              58,210
                                             --------------------------------------------------------
                                                      269,105            157,290             111,815
                                             --------------------------------------------------------
Loss from operations                                 (128,988)           (58,730)            (70,258)
Investment income                                      11,430             25,738             (14,308)
                                             --------------------------------------------------------
Loss before write-down of investments and
income taxes                                         (117,558)           (32,992)            (84,566)
Write-down of investments                                   -              5,350              (5,350)
                                             --------------------------------------------------------
Loss before income taxes                             (117,558)           (38,342)            (79,216)

Provision for (recovery of) income tax                 31,106             (9,863)            (40,969)
                                             --------------------------------------------------------
Net loss                                           $ (148,664)         $ (28,479)         $ (120,185)
                                             =================  =================   =================
Loss per share - basic and diluted                 $    (1.91)         $   (0.36)          $   (1.55)
                                             =================  =================   =================


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. For example, management makes significant estimates in determining the allowance for doubtful accounts and sales returns, provisions for excess and obsolete inventory, useful lives of long-lived assets, valuation of goodwill, realization of future tax assets, provision for warranty and provision for litigation contingencies. These estimates are based upon management's historical experience and various other assumptions that are believed by

Research In Motion Limited                  2003 Annual Report


management to be reasonable under the circumstances. Such assumptions and estimates are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Audit Committee.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

HANDHELD AND OTHER HARDWARE PRODUCTS

Revenue from the sale of hardware, original equipment manufacturer ("OEM") radios and accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"). If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised.

SERVICE

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

SOFTWARE

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Research In Motion Limited                  2003 Annual Report

NON-RECURRING ENGINEERING ("NRE") CONTRACTS

Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND BAD DEBTS EXPENSE

The Company evaluates the collectibility of its trade receivables based upon a combination of factors. RIM regularly reviews and updates its information with respect to significant receivable balances. When it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, RIM records a specific bad debt reserve to reduce the customer's related trade receivable to its estimated net realizable value. The Company also records bad debt reserves for all other customers based upon a variety of factors including the ageing of the account, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled roll-out of new product. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs could differ from the Company's estimates. If management believes that demand no longer allows the Company to sell inventories above that cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Research In Motion Limited                  2003 Annual Report


VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In connection with the business acquisitions completed in fiscal 2002 and 2003, the Company identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the combinations. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill. The determination of estimated lives for long-lived and intangible assets involves significant judgement.

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge.

Effective March 3, 2002, the Company adopted the new recommendations of Section 3063 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3063") with regards to the impairment of long-lived assets and accordingly, long-lived assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If such an event occurs, the affected asset is written down to its fair value. There was no impact to retained earnings as a result of the adoption of this recommendation.

Effective March 3, 2002, the Company adopted the new recommendations of Section 3062 of the CICA Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill was required to be tested for impairment. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 3, 2002 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation; therefore, there was no impact to prior year's earnings upon its adoption.

INCOME TAXES

The Company's future tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities including research and development costs and incentives, financing costs, capital assets, non-deductible reserves; as well as operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its future tax assets based upon estimates of projected future taxable income streams during periods in which temporary differences become deductible and tax planning strategies. The Company records a valuation allowance to reduce future income tax assets to the amount that is more likely than not to be realized. As a result of the current operating losses incurred as well as forecasted near term operating losses, the Company has determined that it is no longer able to satisfy the

Research In Motion Limited                  2003 Annual Report


"more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance and has recorded a full valuation allowance against the entire future tax asset balance. Should RIM determine that it is able to realize its future tax assets in the future in excess of its net recorded amount, net income would increase in the reporting periods such determination is made.

LITIGATION

The Company is currently involved in certain legal proceedings, including patent litigation where it is seeking to protect its patents (see note 11(b)) and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 14). RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon Court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees, in accordance with Canadian and U.S. GAAP for "Contingencies". These estimates have been developed in consultation with legal counsel handling the defence of this matter. The actual resolution of the NTP matter may differ materially from these estimates as at March 1, 2003 both as a result of future rulings issued by the Court currently adjudicating the matter and also by the appellate courts at the conclusion of the appeals process; potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized; handheld products are generally covered by a time limited warranty for varying future periods. The Company's warranty obligation is affected by product failure rates, material usage and service delivery costs. The Company's estimates of costs are based upon historical experience and expectations of future conditions. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

COST METHOD FOR LONG-TERM PORTFOLIO INVESTMENTS

All investments with maturities in excess of one year are classified as long-term portfolio investments and are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event that a decline in the fair value of an investment occurs, management may be required to determine if the decline is other than temporary. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Research In Motion Limited                  2003 Annual Report


RESULTS OF OPERATIONS

YEAR ENDED MARCH 1, 2003 COMPARED TO THE YEAR ENDED MARCH 2, 2002

FISCAL 2003

Revenue for the year increased to $306.7 million from $294.1 million in the previous year. BlackBerry was the main revenue driver. The Company anticipates that its BlackBerry solution will continue to drive the Company's future revenue growth through the sale of handhelds and service and through the licensing of software.

HIGHLIGHTS FOR FISCAL 2003:

o        The BlackBerry subscriber base grew to approximately 534,000 users.

o Launched the BlackBerry 6510 handhelds which operate on Nextel's iDEN network in the United States. The BlackBerry 6510 handheld combines email, digital cellular phone, Direct Connect, web and organizer applications in a single wireless handheld.

o Launched BlackBerry 6710 and BlackBerry 6720 handhelds. The BlackBerry 6710 is a world band handheld supporting seamless operation on GSM/GPRS networks in North America, Europe and Asia Pacific (900/1900 MHz frequencies). The BlackBerry 6720 is a dual band handheld operating on GSM/GPRS networks (900/1800 MHz frequencies) and allows mobile professionals to travel in Europe and Asia Pacific with one handheld.

o Launched BlackBerry 6750 handhelds. The BlackBerry 6750 is a data and voice-enabled handheld that operates on CDMA2000 1X wireless networks in North America.

o Launched version 3.6 of BES to provide added functionality to the Company's corporate user base.

o Launched BlackBerry Web Client ("BWC") which assists in RIM's expansion of its addressable market to include the Professional Consumer segment (hereinafter called "prosumer" market).

o        Launched the BlackBerry Connect licensing program

o Continued to expand the geographic reach of the BlackBerry solution through the development of additional carrier relationships.

Research In Motion Limited                  2003 Annual Report

SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED


                                                                2003 Fiscal Year

                                     Fourth                Third              Second                First
                                     Quarter              Quarter             Quarter              Quarter
                                     -------------------------------------------------------------------------
Revenue                             $ 87,502             $ 74,176            $ 73,418             $ 71,636

Gross margin                          40,863               34,506              33,595               31,153

Operating expenses **                 49,057               58,056              49,474               47,758
Restructuring charge                       -                6,550   (1)             -                    -
Litigation                            25,540    (2)        27,760   (2)         4,910    (2)             -
Investment income                     (2,498)              (2,901)             (2,877)              (3,154)
                                      ------               ------              ------               ------

Loss before income taxes             (31,236)             (54,959)            (17,912)             (13,451)

Provision for (recovery of)
  income taxes                             -    (3)        37,365  (3)         (3,612)              (2,647)

Net loss                            $(31,236)            $(92,324)           $(14,300)            $(10,804)

Loss per share - basic and diluted   $ (0.40)             $ (1.20)            $ (0.18)             $ (0.14)


                                      8


Research In Motion Limited                  2003 Annual Report


                                                                2002 Fiscal Year

                                     Fourth                Third              Second                First
                                     Quarter              Quarter             Quarter              Quarter
                                     ----------------------------------------------------------------------

Revenue                             $ 66,132             $ 70,857            $ 80,059             $ 77,005
Gross margin                          27,826               26,472              14,897  (4)          29,365
Operating expenses **                 44,377               40,562              39,756               32,595
Restructuring charge                       -                    -                   -                    -
Litigation                                 -                    -                   -                    -
Investment income                     (4,331)              (5,164)             (7,076)              (9,167)
                              ---------------      ---------------     ---------------      ---------------

Income (loss) before
write-down of
investments and
income taxes                         (12,220)              (8,926)            (17,783)               5,937
Write-down of
investments                                -                    -               5,350                    -
(recovery of) income
taxes                                 (3,670)              (2,668)             (5,614)               2,089
Net income (loss)                   $ (8,550)            $ (6,258)           $(17,519)   (6)      $  3,848
Earnings (loss) per share
 - basic and diluted                $  (0.11)            $  (0.08)           $  (0.22)            $   0.05

**       Operating expenses include research and development, sales, marketing and administration and amortization.


NOTES:

(1) See Restructuring Charges later in this MD&A and note 13 to the Consolidated Financial Statements.

(2) See Patent Litigation later in this MD&A and note 14 to the Consolidated Financial Statements.

(3) See Income Taxes later in this MD&A and note 8 to the Consolidated Financial Statements.

(4) During the second quarter of fiscal 2002, the Company recorded a write-down of $16.1 million to the carrying values of its inventories of legacy component raw materials.

Research In Motion Limited                  2003 Annual Report


(5) During the second quarter of fiscal 2002, the Company recorded a bad debt provision of $6.9 million to write down the trade receivable balance of a large customer to its then estimated net realizable value. The provision was charged to Selling, marketing and administration on the Consolidated Statement of Operations and Deficit in the second quarter.

(6) The Company recorded a write-down of its investments in the amount of $5.3 million during the second quarter of 2002.

(7) During the fourth quarter of fiscal 2002, the Company collected a portion of trade receivable monies previously provided for, resulting in an income amount of $3.9 million. This amount was recorded as a reduction to Selling, marketing and administration expense in the fourth quarter. This is further described later in this MD&A under Selling, Marketing and Administration Expenses.

REVENUE

In fiscal 2003 revenue increased $12.6 million to $306.7 million from $294.1 million in the previous year. RIM's primary revenue stream is generated by BlackBerry, which includes sales of wireless handhelds, service and software. BlackBerry provides users with a wireless extension of their enterprise and personal email accounts, including Outlook, MSN/Hotmail, AOL and POP3/ISP email. When coupled with the BlackBerry Enterprise Server, BlackBerry allows Microsoft Exchange and Lotus Domino users to send and receive secure corporate email and personal information management ("PIM") functions, such as calendar, address book, task list and other functions associated with personal organizers securely, from a single handheld. In addition, BlackBerry, through its Mobile Data Service (MDS) functionality allows users to securely access data from their enterprise applications using the secure BlackBerry architecture.

Handheld revenues include sales of data only handheld products such as the BlackBerry 950/957 and BlackBerry 857; together with sales of data and voice-enabled, second generation ("2.5G") devices such as the BlackBerry 6710/6720, BlackBerry 6510 and the BlackBerry 6750 handhelds.

BlackBerry service comprises two revenue streams. For RIM's direct Mobitex and DataTac BlackBerry subscribers, the Company purchases wholesale airtime and provides a complete end-to-end solution to its subscribers. In contrast, where carriers distribute handhelds to customers, RIM bills the carriers for a monthly infrastructure access fee per BlackBerry subscriber and does not bill the subscriber directly. In the latter case, the carriers own the relationship with the BlackBerry subscribers and bill the BlackBerry subscribers for airtime (voice and data) and BlackBerry service directly.

BlackBerry software is licensed to end customers. Revenue from software is derived from BES software, Client Access Licences ("CAL's") which are charged for each subscriber using the BlackBerry service and through upgrades for software.

Research In Motion Limited                  2003 Annual Report

Revenues are also generated from sales of radio modems to OEM manufacturers, through NRE, accessories and repair and maintenance programs.

A comparative revenue breakdown is set out in the following table:

                                                                                             Increase
                                                                                            (Decrease)
                                        Fiscal Year 2003             Fiscal Year 2002        2003/2002
                                        -----------------------------------------------------------------
                                       ($000's)                   ($000's)                     ($000's)
Handhelds                             $ 122,711        40.0%     $ 160,198         54.5%      $ (37,487)
Service                                 129,331        42.2%        88,880         30.2%         40,451
Software, OEM, NRE,
accessories and other                    54,690        17.8%        44,975         15.3%          9,715
                                      -------------------------------------------------------------------
                                      $ 306,732       100.0%     $ 294,053        100.0%       $ 12,679
                                      ===================================================================



Handheld product revenues decreased by $37.5 million or 23.4% to $122.7 million or 40.0% of consolidated revenues in 2003 compared to $160.2 million or 54.5% of revenues for the prior year. RIM attributes this decline in handheld revenues to delays in the rollouts of 2.5G networks and delays in the timing of new handheld launches. Additionally, demand for the Company's Mobitex and DataTac products declined in fiscal 2003. The Company attributes such decline primarily to a reduced demand from Cingular, Motient and direct customers as a result of the transition to 2.5G by subscribers.

Service revenue increased $40.5 million or 45.5% to $129.3 million in fiscal 2003 from $88.9 million in 2002 and comprised 42.2% of consolidated revenues. BlackBerry subscribers increased by 213,000 or 66.4% to approximately 534,000 in the current year from 321,000 as at March 1, 2002.

Software, OEM, NRE, accessories and other revenues increased to $54.7 million or 17.8% of consolidated revenues compared to $45.0 million or 15.3% of revenues in the previous year. Software growth is generally consistent with the increase in handheld sales and service revenues. NRE revenues have declined in fiscal 2003, primarily as a result of the completion, during the third quarter of fiscal 2003, of a large contract with one customer that was secured and commenced during the second quarter of fiscal 2002.

The Company's comparative geographical revenue distribution is set out below:

Research In Motion Limited                  2003 Annual Report


                                  March 1,           March 2,      February 28,
Sales                                 2003               2002              2001
                         -------------------------------------------------------
  Canada                          $ 21,788           $ 21,381          $ 16,721
  United States                    255,466            239,702           204,606
  Europe/AsiaPac                    29,478             32,970                 -
                         -------------------------------------------------------
                                                                              -
                                 $ 306,732          $ 294,053         $ 221,327
                         =======================================================

  Canada                              7.1%               7.3%              7.6%
  United States                      83.3%              81.5%             92.4%
  Europe/AsiaPac                      9.6%              11.2%                 -
                         -------------------------------------------------------

                                    100.0%             100.0%            100.0%
                         =======================================================

TRENDING INTO FISCAL 2004

The Company believes its fiscal 2003 fourth quarter revenue and product mix is more indicative of RIM's growth prospects and trending heading into fiscal 2004. The table below sets out the fiscal 2003 quarterly data for reference:

                                       Fourth Quarter  Third Quarter  Second Quarter First Quarter
                                       -------------------------------------------------------------

Handhelds                                    $ 40,014        $ 27,517       $ 27,060       $ 28,120
Mix %                                           45.7%           37.1%          36.9%          39.3%

Service                                        35,945          32,728         31,287         29,371
Mix %                                           41.1%           44.1%          42.6%          41.0%

OEM, software, NRE, accessories and other      11,543          13,931         15,071         14,145
Mix %                                           13.2%           18.8%          20.5%          19.7%

                                       -------------------------------------------------------------

                                             $ 87,502        $ 74,176       $ 73,418       $ 71,636
                                       =============================================================



HANDHELDS

For fiscal 2004, the Company is expecting revenue growth in its 2.5G handheld product lines since most of its current North American, European and AsiaPac carrier customers launched commercial 2.5G service during 2003 and will be offering BlackBerry to customers for the entire year, as opposed to only the latter parts of fiscal 2003. RIM expects the average selling price ("ASP") for its 2.5G handheld product lines to decline in fiscal 2004 over 2003 as it is launching products for the prosumer market, which have lower price points than for the enterprise market, similar to the cell phone industry.


SERVICE

Research In Motion Limited                  2003 Annual Report

It is anticipated that the Company's percentage growth rate for its service revenue will be lower than the 45.5% realized in fiscal 2003, even though the BlackBerry subscriber base is expected to increase by greater than 45.5%. It is expected that the majority of the 2004 growth in the BlackBerry subscriber base, over the approximately 534,000 as at March 1, 2003, will result from the unit sales growth of the 2.5G handheld product lines and subsequent BlackBerry subscriber activations. RIM's ASP for service revenue will decline as the percentage of its BlackBerry service revenue on the 2.5G networks increases.

OEM, SOFTWARE, NRE, ACCESSORIES AND OTHER

The Company is expecting fiscal 2004 net revenue growth in its other revenue category, comprised of OEM, software, NRE, accessories and other. OEM growth will come from GPRS products introduced in 2003 and software growth will generally correlate to revenue growth in handhelds and service revenue. At the present time the Company does not have any significant contracts having a NRE component and therefore is projecting a decline in 2004 for this revenue stream. Also, as NRE revenues are generally "one-time" development projects for customers, this revenue stream is difficult to forecast.


GROSS MARGIN

Gross profit increased to $140.1 million or 45.7% of revenue in the current fiscal year, compared to $98.6 million or 33.5% in the previous year. The Company recorded a $16.1 million write-down of the carrying values of its inventories of legacy component raw materials parts during the second quarter of fiscal 2002. The inventory write-down was charged to Cost of sales on the Consolidated Statement of Operations and Deficit. Gross margin for fiscal 2002, adjusted for the impact of this write-down, was 39.0%. This adjusted gross margin figure does not have any standardized meaning prescribed by GAAP and is not comparable to similar measures presented by other companies.

The net increase in gross margin to 45.7% versus 39.0%, as adjusted, for fiscal 2002 was primarily due to:

o        a higher percentage of service revenue in the fiscal 2003 product mix

o higher margin software revenue made up a greater percentage of overall product mix in fiscal 2003

o improved handheld margins as a result of the favourable impact of supplier cost reductions for certain raw material component parts

TRENDING INTO FISCAL 2004

The Company expects its gross margin to decline in fiscal 2004 from the 45.7% realized in fiscal 2003.

Research In Motion Limited                  2003 Annual Report

Handheld product mix has a significant impact on handheld margins as certain product lines realize lower margins than others because costs of goods sold for handhelds include materials, labour and overhead together with other direct non-manufacturing costs such as royalties and warranty.

Additionally, RIM expects its ASP for handheld product lines and resulting handheld gross margin to decline in fiscal 2004 over 2003 as a result of broadening RIM's market share by introducing new products with lower price points for the prosumer market.

The Company will attempt to offset a portion of this handheld gross margin erosion through reductions in its product bills of material cost as a result of negotiating further component parts cost reductions and through improving manufacturing efficiencies. Beginning with the fourth quarter of fiscal 2003, RIM has been able to rely on its higher confirmed production backlog to realize manufacturing cost economies by evening out its production stream over the thirteen week quarterly cycles, which results in lower non-standard manufacturing costs such as direct labour overtime and higher capacity utilization. Additionally, the Company's handheld and consolidated gross margin will continue to be influenced by the determination of obsolete or excess inventory.

The Company's service and consolidated gross margin will be influenced by the change in the percentage mix from BlackBerry direct subscribers to carrier-owned 2.5G BlackBerry subscribers.

The Company's consolidated gross margin will also be influenced by the change in the overall revenue mix among handhelds, service and software as well as any impact of BlackBerry Connect and Technical Support Services revenues.


EXPENSES

Expenses, as reported on the Consolidated Statement of Operations and Deficit and excluding Restructuring charges and Litigation, are comprised of research and development, selling, marketing and administrative expenses and amortization.

As a result of RIM's restructuring plan late in the fiscal 2003 third quarter as well as the expected future quarterly and annual costs savings that management is targeting (see Restructuring Charges later in this MD&A and note 13 to the Consolidated Financial Statements), the Company believes that the fiscal 2003 annual expense figures for research and development, selling, marketing and administrative expenses and amortization are not a meaningful reference point. Additionally, RIM incurred the largest portion of its annual marketing program costs during the third quarter of fiscal 2003. Consequently, the Company believes that its expense levels in the fourth quarter of fiscal 2003 provide more meaningful forward-looking analysis.

The table below provides a fiscal 2003 quarterly summary, excluding Restructuring charges and Litigation:

Research In Motion Limited                  2003 Annual Report


                             Fiscal 2003   Fourth Quarter Third Quarter  Second Quarter First Quarter
                                           ------------------------------------------------------------

Research and development
  Gross                           $ 64,952       $ 14,389       $ 16,858       $ 17,516       $ 16,189
  Government funding                 9,036          1,854             15          3,603          3,564
                             --------------------------------------------------------------------------

Research and development (net)      55,916         12,535         16,843         13,913         12,625
Selling, marketing
and administration                 117,984         28,067         33,415         28,529         27,973
Amortization                        30,445          8,455          7,798          7,032          7,160
                             --------------------------------------------------------------------------

                                  $204,345       $ 49,057       $ 58,056       $ 49,474       $ 47,758
                             ==========================================================================



RESEARCH AND DEVELOPMENT

Gross research and development expenditures, primarily composed of salaries for technical personnel, costs of related engineering materials, software tools and related information technology infrastructure support, as well as subcontracted research and development costs, increased by $15.5 million or 31.3% to $65.0 million or 21.2% of revenue in the year ended March 1, 2003 compared to $49.5 million or 16.8% of revenue in the previous year. Continued focus on the development of 2.5G handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Compensation accounts for the majority of the year over year increase at $11.0 million. Other increases were in external professional services, travel and engineering materials consumed.

Net research and development expense, after accounting for government funding in the form of expense reimbursements and scientific research investment tax credits ("ITC's") in fiscal 2003 of $9.0 million (2002 - $12.1 million), represented $55.9 million or 18.2% of revenue versus $37.4 million or 12.7% of revenue in the previous year.

The Company's current development agreement with Technology Partnerships Canada ("TPC") was related to a three-year research and development project under which total contributions from TPC would be a maximum of $23.3 million. The Company has recorded all of the contributions as at March 1, 2003. No further TPC funding reimbursements are due to RIM under this agreement. The Company is continuously pursuing government programs but there can be no assurance as to any future funding at this time.

Research In Motion Limited                  2003 Annual Report


Government funding in the form of ITC's for the current fiscal year were nil - see Income Taxes and notes 8 and 12(a) to the Consolidated Financial Statements.


SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses were $118.0 million for the current year compared to $102.4 million for fiscal 2002, an increase of $15.6 million.

Consistent with its long-term strategic objectives, RIM continued to increase its expense levels to support BlackBerry and other sales and distribution channels in the following areas:

o increased BlackBerry sales and marketing initiatives with the Company's carrier customers

o        branding penetration in Europe and the Asia Pacific region ("AsiaPac")

o        continued focus on joint channel marketing activities

o international sales and marketing infrastructure in AsiaPac, Australia and South America

o increased infrastructure and staffing in customer fulfilment activities such as call centre, order entry and processing, enhancements to billing systems, etc.

o increased infrastructure and staffing to support the Company's revenue growth opportunities in licensing "BlackBerry Connect" and Technical Support Services

Compensation expense increased by $20.3 million in fiscal 2003. Other significant fiscal 2003 expense increases were for travel, promotion, marketing support programs and IT support, infrastructure and maintenance expenses.

In fiscal 2003 bad debt expense has decreased $5.5 million versus the prior year. Fiscal 2002 included a net $3.9 million expense with respect to a large customer's Chapter 11 bankruptcy protection filing and related trade receivable write-off. Sales commissions to wireless service provider and agents were also reduced in fiscal 2003.


AMORTIZATION

Amortization expense on account of capital and intangible assets increased by $12.9 million to $30.4 million for the year ended March 1, 2003 compared to $17.5 million for the prior year. The Company made expenditures with respect to capital and intangible assets of $39.7 million and $31.0 million respectively in fiscal 2003 versus $73.9 million and $7.1 million in the previous year.

Major capital asset additions in 2003 included production equipment and tooling, research and development computers and equipment and computer infrastructure for the BlackBerry solution, as well as capital equipment required for the expansion of operations internationally. Additionally, RIM continued to invest in the further

Research In Motion Limited                  2003 Annual Report

acquisition, configuration and implementation of its fully integrated Enterprise Resource Planning SAP software.

During fiscal 2003 the Company's acquisition of intangible assets included licence payments amounting to $18.7 million, patents of $12.3 million and the purchase of $7.3 million of technology as part of the Company's four corporate acquisitions in fiscal 2003 (see Notes 6 and 7 to the Consolidated Financial Statements).

RESTRUCTURING CHARGES

During the third quarter of 2003, as part of a plan (the "Plan") to improve operating results by streamlining its operations and reducing expenses, the Company recorded restructuring charges of $6.5 million which consisted of workforce reduction costs across all of the organization's employee groups and excess facilities and related costs for operating lease commitments with respect to space no longer needed to support ongoing operations. See Note 13 - Restructuring Charges.

All employees identified in connection with the workforce reduction component of the Plan were terminated on or about November 12, 2002. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

The Company expects cost savings as a result of these cost restructuring measures to be approximately $20-25 million per year. The savings began in the fiscal fourth quarter of 2003, with the full impact of savings anticipated in the first quarter of 2004.

LITIGATION

See also Note 14 - Litigation.

FISCAL 2002

During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

FISCAL 2003 SECOND QUARTER

During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

FISCAL 2003 THIRD QUARTER

The NTP matter went to trial during the third quarter of 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain

Research In Motion Limited                  2003 Annual Report


periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate").

Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million.

FISCAL 2003 FOURTH QUARTER

During the fourth quarter of 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of a February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, amongst other motions, a motion asking the Court to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict. Additionally, RIM filed a motion for a new trial.

During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but did not rule on any of the motions except two:
i) the Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"); and ii) the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

The Court next ruled on March 11, 2003 as follows: i) the jury's compensatory damages award was increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment was entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate; iii) on or before March 30, 2003, the Company was required to provide the Accounting, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company was required to provide an ongoing quarterly accounting to NTP and the Court of all infringing revenues; v) to account for any ongoing postjudgment infringement activity, the Company was required to establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits"), in amounts equal to the quarterly infringing revenues multiplied by the royalty rate; vi) the Quarterly Deposits are to be continued until such time as the judgment of the Court is affirmed, reversed, or remanded, at which time the parties will be required to move the

Research In Motion Limited                  2003 Annual Report

Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company is required to pay prejudgment interest on the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest will accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties jointly submitted a calculation of the interest due on March 28, 2003; and viii) the Company will be required to pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

The Court did not rule at that time on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation process.

On May 23, 2003 the Court ruled as follows: i) the Court ordered that NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50% to 8.55% and that infringing revenues now include all BlackBerry handheld, service and software revenues in the United States; ii) the Court ordered that NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter; and iii) the Court ordered that postjudgment interest be computed on enhanced compensatory damages.

The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

As the May 23, 2003 ruling was received before the completion of the Company's annual consolidated financial statements, the Company recorded, during the fourth quarter of fiscal 2003, an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to March 1, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

The total expense recorded in relation to the NTP matter for the fiscal year is $58.2 million.

As of the completion of these consolidated financial statements, the likelihood of any further loss and the ultimate amount of loss, if any, was not reasonably determinable; consequently, the Company has not recorded any additional amounts from those noted above.

The Company's management remains of the view that the Company's products and services do not infringe upon any of NTP's patents and that the patents are invalid. The Company will continue to contest this matter.

Research In Motion Limited                  2003 Annual Report

TRENDING INTO FISCAL 2004

The Company anticipates that the fiscal 2004 quarterly earnings charge with respect to estimated compensatory damages, estimated enhanced (by a factor of 0.5) compensatory damages and estimated postjudgment interest be between $8.0 million to $9.0 million for each of the first two quarters and increase thereafter as the quarterly compensatory damages are variable to the Company's expected 2004 BlackBerry revenue growth, the majority of which would be infringing revenues, as determined by the Court.


INVESTMENT INCOME

Investment income decreased in fiscal 2003 by $14.3 million to $11.4 million from $25.7 million in the year ended March 2, 2002. The decrease reflects lower average interest rates realized in the current year versus the prior year. Additionally, the Company's average total balance of cash, cash equivalents, marketable securities and long-term portfolio investments was lower during the current year compared with the comparable average total balance of cash, cash equivalents and marketable securities in the preceding fiscal year. The weighted average yield for cash and cash equivalents as at March 1, 2003 is 1.3% (March 2, 2002 - 1.7%) and was 2.7% for marketable securities as at March 2, 2002. During fiscal 2003 the Company invested $190.0 million in long-term portfolio investments that have an average yield of 3.8% as at March 1, 2003.

WRITE-DOWN OF INVESTMENTS

The Company made several strategic investments in technology companies in fiscal 2001, representing ownership positions of less than 10%. The Company did not exercise significant influence with respect to any of these companies.

The Company reviews the carrying values of its investments to determine if a decline in value other than temporary in nature has occurred. During fiscal 2002 the Company reviewed the remaining carrying values of these investments and determined that the financial, operational and strategic circumstances relating to most of these investments warranted a write-down of the carrying values. Consequently the Company recorded a reduction of its investments in the amount of $5.3 million during the second quarter of 2002.

INCOME TAXES

The Company recorded an income tax expense of $31.1 million on its pre-tax loss of $117.6 million. During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded a future income tax provision of $27.6 million for fiscal 2003. The valuation allowance, combined with the decision to report results from operations without tax effecting losses beginning in the third quarter of 2003, resulted in unrecognized

Research In Motion Limited                  2003 Annual Report

income tax benefits of $68.7 million as at March 1, 2003. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly. The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

The Company's fiscal 2002 consolidated net effective tax rate was 25.7% and was materially affected by the impact of the write-down of investments, which resulted in an capital loss that was not tax effected; and by varying tax rates in different foreign jurisdictions

NET LOSS

Net loss was $148.7 million or $1.91 basic and diluted in fiscal 2003 versus $28.5 million or $0.36 basic and diluted in the prior year.


LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities were $2.8 million in the current fiscal year compared to cash flow generated from operating activities of $17.7 million in the prior year. The primary factor in the reduction was the increase in the pre-tax loss to $98.9 million in fiscal 2003 from $38.3 million in the prior year. Non-cash working capital generated $72.4 million in fiscal 2003 versus $40.0 million in the prior year, an increase of $32.4 million, as summarized in the following table:

                                                           As at
                                            March 1, 2003          March 2, 2002       Working capital
                                                ($000's)           ($000's)             funds generated

Trade receivables                                40,803                42,642            1,839
Other receivables                                 4,538                 5,976            1,438
Inventories                                      31,275                37,477            6,202
Accounts payable and accruals                    73,009                46,934           26,075
Accrued litigation                               32,037                     -           32,037
Deferred revenue                                 14,336                 9,773            4,563



Cash flows used in financing activities were $24.0 million for the current year, including the buyback of common shares of $24.5 million pursuant to the Company's Common Share Purchase Program. Cash flows used in financing activities for fiscal 2002 were $4.3 million for the current year which included the buyback of common shares of $5.5 million pursuant to the Company's Common Share Purchase Program.

Research In Motion Limited                  2003 Annual Report

Cash flows used in investing activities, net of the net decrease in marketable securities of $304.1 million, were $282.7 million for the year ended March 1, 2003 which included the acquisition of long-term portfolio investments of $190.0 million, capital and intangible asset expenditures of $39.7 million and $31.0 million respectively and the acquisition of subsidiaries for cash consideration of $22.0 million. Cash flows used in investing activities were $181.7 million for the year ended March 2, 2002 which included capital and intangible asset expenditures of $73.9 million and $7.1 million respectively, the acquisition of a subsidiary for the net cash consideration portion of $9.7 million and the net acquisition of marketable securities of $91.0 million.

Cash, cash equivalents and marketable securities decreased by $113.8 million to $530.7 million as at March 1, 2003 from $644.6 million as at March 2, 2002. A comparative summary is set out below.

                                                              As At
                                               March 1, 2003         March 2, 2002            Change
                                               -------------------------------------------------------
Cash and cash equivalents                        $ 340,681             $ 340,476                $ 205
Marketable securities                                    -               304,083             (304,083)
Long-term portfolio investments                    190,030                     -              190,030
                                                 -----------------------------------------------------
Cash, cash equivalents
and marketable securities                        $ 530,711             $ 644,559           $ (113,848)
                                                 ======================================================


TRENDING INTO FISCAL 2004

The Company has $340.7 million available in cash and cash equivalents. This is adequate to meet the Company's operations for fiscal 2004.

The Company is required to deposit the future NTP compensatory damages amounts into a bank escrow account on a quarterly basis, subsequent to the end of each fiscal quarter. The quarterly deposit is currently 8.55% of infringing revenues and will be set aside in escrow until the appeals process is complete

AGGREGATE CONTRACTUAL OBLIGATIONS

As at March 1, 2003 the Company's contractual obligations, including payments due by period, are as follows:

Research In Motion Limited                  2003 Annual Report

                                                                                                   2008 and
                                   Total         2004          2005         2006         2007      Thereafter
                            ---------------------------------------------------------------------------------
Current maturities of
 long-term debt                  $ 6,143       $ 6,143          $ -          $ -           $ -           $ -
Long-term debt                     5,776             -          175          187           201         5,213
Operating lease payments          13,207         1,804        1,615        1,495         1,281         7,012
Purchase obligations              32,455        26,073        6,382            -             -             -
                            ---------------------------------------------------------------------------------

Total contractual obligations    $57,581       $34,020      $ 8,172      $ 1,682       $ 1,482      $ 12,225
                            =================================================================================


Additionally, the Company intends to fund, through the use of a letter of credit or bond facility, any monies, other than the quarterly escrow deposits, that the Company would owe to NTP as determined by the Court and any confirmed by future final Court rulings (see Litigation).

MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

FOREIGN EXCHANGE

The majority of the Company's revenues are transacted in U.S. dollars and British pounds sterling. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar and Japanese Yen. To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $58.1 million as at March 1, 2003 (2002 - $87.5 million). These contracts carry a weighted average rate of U.S. $1.00 equals Canadian $1.5831, and mature at various dates, with the latest being December 1, 2003. These contracts have been designated as cash flow hedges, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the

Research In Motion Limited                  2003 Annual Report


hedged transaction. As at March 1, 2003, the notional gain on these forward contracts was approximately $3,439 (2002 - notional loss of $1,478).

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $10.0 million (2002 - $nil). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and mature on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at March 1, 2003, the notional gain on these forward contracts was approximately $419 (2002 - n/a).

The majority of the Company's cash, cash equivalents and marketable securities are denominated in U.S. dollars as at March 1, 2003.

INTEREST RATE

Cash, cash equivalents and marketable securities are invested in certain instruments of varying short-term maturities; consequently the Company is exposed to interest rate risk as a result of holding investments of varying maturities up to one year. The fair value of marketable securities, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

CREDIT AND CUSTOMER CONCENTRATION

The Company is undergoing significant external sales growth internationally and the resulting growth in its customer base in terms of both numbers and in some instances increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables with Export Development Corporation.

While the Company sells to a variety of customers, three customers comprised 17%, 16 %, and 14% of trade receivables as at March 1, 2003 (2002 - two customers comprised 16% and 15%). Additionally, one customer comprised 12% of the Company's sales (2002 - two customers comprised 17% and 11%).

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein,

Research In Motion Limited                  2003 Annual Report


words such as "intend", anticipate, estimate, expect, believe, will, predicts and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties.

RISK FACTORS

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

o product development and technological change, including continued acceptance of RIM's products

o        network disruption and levels of service

o        dependence on network carrier partners

o protection of and dependence upon proprietary technology and intellectual property rights

o risks of third party claims for infringement of intellectual property, including the initiation and outcome of litigation

o ability to manage growth and ongoing development of service and support operations

o        security risks

o        competition

o        international expansion of business operations

o        reduced spending by customers

o        uncertainty of current economic conditions

o        customer dependency and credit concentration

o        potential fluctuations in quarterly financial results

o        reliance on other third parties

o        foreign exchange

o        interest rate sensitivity

o creditworthiness of cash equivalents and long-term portfolio investment instruments

o        product defects and product liability

o        control of production and product quality

o        reliance on suppliers

o        limited financial resources/need for future financing

o        dependence on key personnel

o        continued use and expansion of the internet

o        regulation, certification & health risks

o        volatility of stock price

o        control of shares by management

o        potential tax liabilities

o        proposed regulations related to equity compensation

o        environmental regulations and costs

Research In Motion Limited                  2003 Annual Report


o        enforceability of civil liabilities

o        possible anti-takeover effect of certain charter provisions

o others as may be disclosed in RIM's various corporate disclosure documents from time to time; and other risk factors detailed from time to time in RIM's periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities

If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations are made only as of the date hereof. The Company does not intend and does not assume any obligation to update these forward-looking statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

HEDGING RELATIONSHIPS

In December 2002, the Canadian Institute of Chartered Accountants ("CICA") approved amendments to Accounting Guideline, AcG-13, Hedging Relationships ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. AcG-13 applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

DISPOSAL OF LONG-LIVED  ASSETS AND DISCONTINUED OPERATIONS

In December 2002, the CICA amended Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations ("Section 3475"). Section 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations.
Section 3475 applies to disposal activities initiated on or after May 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

DISCLOSURE OF GUARANTEES

In February 2003, the CICA issued Accounting Guideline, AcG-14, Disclosure of Guarantees ("AcG-14). AcG-14 provides guidance regarding the identification of guarantees and requires the guarantor to disclose the significant details of guarantees that have been given regardless of whether a payment is required under the guarantee. Unlike the US standard, AcG-14 does not require fair value recognition of guarantees on the balance sheet nor does it extend to product warranties. AcG-14 is to be applied to interim and annual financial reporting beginning on or after January 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

Research In Motion Limited                  2003 Annual Report

OUTLOOK

RIM's strategy is to leverage the technology and infrastructure investments made over the past several years to drive BlackBerry subscriber growth and financial performance. RIM plans to extend its technical and market lead by continuing to invest in core research and development to enhance the BlackBerry product portfolio, by fostering new international business relationships, by licensing the BlackBerry platform to key handset vendors and by strengthening our infrastructure to support global subscriber growth.

RIM will continue to pursue growth opportunities with global carriers to further expand BlackBerry's global footprint and to extend our enterprise market leadership into the prosumer market. Through the BlackBerry Connect program, RIM plans to increase the addressable market for BlackBerry through the strategic licensing of both the BlackBerry platform and RIM's hardware technology.

We anticipate significant revenue growth in fiscal 2004 and are targeting substantial increases in the BlackBerry subscriber base. RIM intends to realize this growth while continuing to manage our financial resources prudently and while fostering a culture of innovation and achievement among our employees.

                                                                    Document 3

                            [RIM GRAPHIC OMITTED]


May 23, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission

Dear Sirs:

Re: Research In Motion Limited ("RIM") - National Policy 31 (Change of Auditors of a Reporting Issuer)

Effective May 23, 2003, the board of directors of RIM determined that Zeifman & Company LLP will not be proposed for re-appointment as one of the auditors of RIM at the next annual meeting of shareholders and proposed that Ernst & Young LLP be re-appointed as sole auditor of RIM. In accordance with National Policy Statement No. 31, please find enclosed:

     (a)    RIM's notice of change of auditor;

     (b) A letter from Ernst & Young LLP, an incumbent and the successor auditor; and

     (c)    A letter from Zeifman & Company LLP, one of the former auditors.

On behalf of RIM, I confirm that these documents have been reviewed and approved by the audit committee of RIM.

Yours truly,

"Dennis Kavelman"

Dennis Kavelman
Chief Financial Officer
Research In Motion Limited

/Encl.

                                                                    Document 4

                              [RIM LOGO OMITTED]





                         NOTICE OF CHANGE OF AUDITORS


Research In Motion ("RIM") hereby gives notice, pursuant to National Policy 31, as follows:

1. The Audit Committee of RIM's board of directors has reviewed RIM's ongoing audit requirements and determined that Ernst & Young LLP ("E&Y") be appointed as RIM's sole auditor. On May 23, 2003, RIM's board of directors determined to seek the re-appointment of E&Y only at the annual meeting of shareholders to be held on July 21, 2003 (the "Annual Meeting), at which time shareholders will be asked to vote on the re-appointment of E&Y as RIM's sole auditor and management of RIM intends to recommend the appointment of E&Y as RIM's sole auditor at the Annual Meeting.

2. There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on RIM's annual financial statements for the two fiscal years preceding the date of this notice, being the report of E&Y and Zeifman & Company LLP for the fiscal year ended March 1, 2003 and the report of E&Y and Zeifman & Company LLP for the fiscal year ended March 2, 2002.

3. There have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED at Waterloo, Ontario this 23rd day of May, 2003.

                                                                    Document 5

[ERNST & YOUNG LOGO OMITTED]    Ernst & Young LLP        Phone: 519-744-1171
                                Chartered Accountants    Fax:   519-744-9604
                                515 Riverbend Drive
                                P.O. Box 9458, Stn. C Kitchener,
                                Ontario N2G 4W9




May 23, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission

Dear Sirs:

Re:   Research In Motion Limited - National Policy 31
      (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated May 23, 2003 delivered to us by Research In Motion Limited ("RIM") in respect of the decision to not seek the re-appointment of Zeifman & Company LLP at the next annual meeting of RIM as one of the auditors of RIM and the subsequent decision to seek the re-appointment of Ernst & Young LLP as sole auditor to that office at the next annual meeting of RIM.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this firm.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Robert Blowes at 519-571-3303.

Yours truly,

"Ernst & Young LLP"

Ernst & Young LLP

cc: Dr. Douglas Wright, Chair, Audit Committee of the Board of Directors, RIM Dennis Kavelman, Chief Financial Officer of RIM
     Brian McGee, Zeifman & Company LLP

                                                                    Document 6

                                    ZEIFMAN
                                & COMPANY, LLP
                             Chartered Accountants


May 23, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission

Dear Sirs:

Re:   Research In Motion Limited - National Policy 31
      (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated May 23, 2003 delivered to us by Research In Motion Limited ("RIM") in respect of the decision to not seek the re-appointment of Zeifman & Company, LLP at the next annual meeting of RIM as one of the auditors of RIM and the subsequent decision to seek the re-appointment of Ernst & Young LLP as sole auditor to that office at the next annual meeting of RIM.

Pursuant to National Policy 31, please accept this letter as confirmation by Zeifman & Company, LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Brian McGee at (416) 256-4000.

Yours very truly,

"Zeifman & Company, LLP"

Zeifman & Company, LLP
Chartered Accountants

cc:   Dennis Kavelman, Chief Financial Officer, RIM
      Dr. Douglas Wright, Chair, Audit Committee of the Board of
      Directors, RIM Bob Blowes, Ernst & Young LLP

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Research In Motion Limited
                                        -------------------------------------
                                                     (Registrant)

Date:    June 5, 2003                   By: /s/ Rob Duncan
         -------------------                -------------------------------
                                                   (Signature)
                                            Rob Duncan
                                            Vice President, Corporate Controller